UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 28, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

MediWound Ltd.

File No. 333-193856 - CF#34562

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       MediWound Ltd. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form F-1 registration statement filed on February 10, 2014.

       Based on representations by MediWound Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

          Exhibit 10.6   through February 10, 2027

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

          Brent J. Fields
          Secretary